Exhibit 99.1

Ayr Wellness Expands its Florida Footprint, Opens Dispensary in Ocala

NEW YORK, August 12, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator, announced today the opening of Liberty Health Sciences Ocala, the Company’s 39th open dispensary in Florida.

The dispensary is located at 4920 E Silver Springs Boulevard, Ocala, Florida, 34470. The nearly 3,000 sq. ft. space sits on one of Central Florida’s most highly trafficked roads in a plaza with 50 parking spaces that includes several stores, markets, and restaurants.

LHS Ocala features the company’s expanded selection of flower strains, as well as its newly launched Origyn concentrates and Big Pete’s Cookies.

Jonathan Sandelman, CEO of Ayr, said, “We believe this is a critical time to be opening dispensaries in the Florida marketplace, putting our stake in the ground in attractive locations throughout the state. We now have 39 open stores in Florida and are targeting eleven more store openings before the end of the year. We continue to invest heavily in improving our cultivation quality and capacity to upgrade our product offerings and contribute to an improved customer experience. The results of these investments are beginning to pay off, and we could not be prouder of our team.”

The Florida medical marijuana market continues to show robust growth with the Florida Office of Medical Marijuana Use reporting over 595,045 registered patients as of August 6, 2021, up 53% year-over-year.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com